UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE KRAFT HEINZ COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

500754106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSON 3G Global Food Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 595,539,525*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,097,373*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,539,525*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 270,097,373 shares of common stock, $0.01 par value, of the issuer (“common stock”) as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G is being filed to reflect the sale of shares of common stock in August 2018, which did not include any Shares related to the original interest of the partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company). 3G Global Food Holdings LP has no current plan or intention to transfer or sell any additional shares.

**

Calculated based upon 1,219,434,812 shares of common stock outstanding as of October 27, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 29, 2018, as filed with the Securities and Exchange Commission.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSON 3G Global Food Holdings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 595,539,525*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,097,373*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,539,525*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 270,097,373 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G is being filed to reflect the sale of shares of common stock in August 2018, which did not include any Shares related to the original interest of the partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company). 3G Global Food Holdings LP has no current plan or intention to transfer or sell any additional shares.

**

Calculated based upon 1,219,434,812 shares of common stock outstanding as of October 27, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 29, 2018, as filed with the Securities and Exchange Commission.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSON 3G Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 595,539,525*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,097,373*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,539,525*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 270,097,373 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G is being filed to reflect the sale of shares of common stock in August 2018, which did not include any Shares related to the original interest of the partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company). 3G Global Food Holdings LP has no current plan or intention to transfer or sell any additional shares.

**

Calculated based upon 1,219,434,812 shares of common stock outstanding as of October 27, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 29, 2018, as filed with the Securities and Exchange Commission.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSON 3G Capital Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 595,539,525*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,097,373*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,539,525*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reporting person may be deemed to have beneficial ownership of 270,097,373 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G is being filed to reflect the sale of shares of common stock in August 2018, which did not include any Shares related to the original interest of the partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company). 3G Global Food Holdings LP has no current plan or intention to transfer or sell any additional shares.

**

Calculated based upon 1,219,434,812 shares of common stock outstanding as of October 27, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 29, 2018, as filed with the Securities and Exchange Commission.

CUSIP No. 500754106	13G

1	NAMES OF REPORTING PERSON 3G Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 595,539,525*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,097,373*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,539,525*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The reporting person may be deemed to have beneficial ownership of 270,097,373 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. This Schedule 13G is being filed to reflect the sale of shares of common stock in August 2018, which did not include any Shares related to the original interest of the partners of 3G Capital Partners in 3G Global Food Holdings LP (or, indirectly, The Kraft Heinz Company). 3G Global Food Holdings LP has no current plan or intention to transfer or sell any additional shares.

**

Calculated based upon 1,219,434,812 shares of common stock outstanding as of October 27, 2018, as reported in the issuer’s Form 10-Q for the quarterly period ended September 29, 2018, as filed with the Securities and Exchange Commission.

Item 1(a)	Name of Issuer:

The Kraft Heinz Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One PPG Place

Pittsburgh, Pennsylvania 15222

Item 2(a)	Name of Person Filing:

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Item 2(c)	Citizenship:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: (i) 3G Global Food Holdings LP, a Cayman Islands limited partnership, (ii) 3G Global Food Holdings GP LP, a Cayman Islands limited partnership, (iii) 3G Capital Partners II LP, a Cayman Islands limited partnership, (iv) 3G Capital Partners Ltd., a Cayman Islands exempted company, and (v) 3G Capital Partners LP, a Cayman Islands limited partnership.

The address of the principal business office of the reporting persons is:

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

The reporting persons have entered into a Joint Filing Agreement, dated January 18, 2019, pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

500754106

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the cover pages for each of the reporting persons.

(b)	Percent of class:

See the cover pages for each of the reporting persons.

(c)	Number of shares as to which such person has:

See the cover pages for each of the reporting persons.

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the cover pages for each of the reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2019

3G GLOBAL FOOD HOLDINGS LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G GLOBAL FOOD HOLDINGS GP LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

EXHIBIT A

As a result of the relationships described in this Exhibit A, 3G Global Food Holdings LP, 3G Global Food Holdings GP LP, 3G Capital Partners II LP, 3G Capital Partners Ltd., 3G Capital Partners LP, Berkshire Hathaway Inc. and Warren E. Buffett may be deemed to be a group for purposes of Section 13(d) of the Act. As of December 31, 2018, the foregoing persons collectively owned 595,539,525 shares of common stock of the issuer.

Part 1

As of December 31, 2018, 3G Global Food Holdings LP was the holder of record of 270,097,373 shares of common stock of the issuer. As a result, 3G Global Food Holdings GP LP, as the general partner of 3G Global Food Holdings LP, 3G Capital Partners II LP, as the general partner of 3G Global Food Holdings GP LP, 3G Capital Partners Ltd., as the general partner of 3G Capital Partners II LP, and 3G Capital Partners LP, as the investment manager of 3G Global Food Holdings LP, may be deemed to have voting and/or dispositive power with respect to such shares. Each of 3G Global Food Holdings LP, 3G Global Food Holdings GP LP, 3G Capital Partners II LP, 3G Capital Partners Ltd. and 3G Capital Partners LP disclaim beneficial ownership of such shares and this Schedule 13G/A shall not be deemed an admission that any such reporting person is the beneficial owner of such shares for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Part 2

3G Global Food Holdings LP and Berkshire Hathaway Inc. are parties to a Shareholders’ Agreement, dated as of July 2, 2015 (the “Shareholders’ Agreement”), that governs how the parties and their affiliates vote the shares of common stock of the issuer held by them as of July 2, 2015 with respect to supporting director nominees that are designated by Berkshire Hathaway Inc. or 3G Global Food Holdings LP, respectively.

Pursuant to the Shareholders’ Agreement, 3G Global Food Holdings LP has agreed that for so long as Berkshire Hathaway Inc. and its affiliates control shares of common stock of the issuer representing at least 66% of the voting power in election of directors of the shares of common stock of the issuer owned by it as of July 2, 2015, 3G Global Food Holdings LP and its affiliates will vote the shares of common stock of the issuer in favor of three issuer board nominees designated by Berkshire Hathaway Inc. and not take any action to remove such designees without Berkshire Hathaway Inc.’s consent.

Similarly, Berkshire Hathaway Inc. has agreed that for so long as 3G Global Food Holdings LP and its affiliates control shares representing at least 66% of the voting power in election of directors of the shares of common stock of the issuer owned by them as of July 2, 2015, Berkshire Hathaway Inc. and its affiliates will vote the shares of common stock of the issuer in favor of three issuer board nominees designated by 3G Global Food Holdings LP and not take any action to remove such designees without 3G Global Food Holdings LP’s consent.

The Shareholders’ Agreement provides that the foregoing support obligations of each party will step down as a result of a reduction in control of shares of the issuer by the other party below the applicable 66% threshold described above.

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 18, 2019

3G GLOBAL FOOD HOLDINGS LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G GLOBAL FOOD HOLDINGS GP LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director

3G CAPITAL PARTNERS LP

By:	/s/ Bernado Piquet
	Name:	Bernado Piquet
	Title:	Director